1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 4, 2022	www.integraresources.com

INTEGRA CLOSES OVERSUBSCRIBED OVERNIGHT MARKETED OFFERING FOR US$11 MILLION AND WILL
DRAW THE US$10 MILLION INITIAL ADVANCE ON THE US$20 MILLION CONVERTIBLE LOAN FACILITY WITH
BEEDIE CAPITAL

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce that it has closed its previously announced overnight marketed public offering (the "Offering"). Pursuant to the Offering, Integra issued 16,666,667 common shares of the Company ("Shares"), including 1,515,152 Shares issued in connection with the exercise of the over-allotment option granted to the Underwriters (as defined below) in connection with the Offering, at a price of US$0.66 per Share (the "Offering Price") for gross proceeds of US$11 million. In connection with its convertible loan facility of up to US$20 million (the "Convertible Facility") from Beedie Investments Ltd. ("Beedie Capital"), the Company will draw an initial advance of US$10 million (the "Initial Advance") today, pursuant to the terms of the credit agreement between Integra and Beedie Capital dated July 28, 2022 (the "Credit Agreement"). Integra will use the net proceeds from the Initial Advance along with the net proceeds from the Offering to advance the development of the DeLamar Project towards the filing of the Plan of Operations, the completion of ~15,000 meters of shallow, oxide definition drilling, aimed at resource expansion for the proposed heap leach operation, and for working capital and general corporate expenses.

"With both the Offering and Initial Advance complete, Integra now has the treasury to continue advancing DeLamar towards the Plan of Operations while demonstrating the gold-silver upside potential of the Project in the low-stockpiles and backfill left behind by previous operators. These stockpiles and backfill have the potential to add a number of years to the Company's proposed heap leach operation in southwestern Idaho," noted Integra President and CEO, George Salamis. "In addition to the Convertible Facility, Beedie Capital participated in the Offering and now owns an 8% equity stake in Integra, aligning itself with shareholders of the Company."

The Convertible Facility

The Convertible Facility bears interest at a rate of 8.75% per annum on advanced funds and carries a standby fee equal to 2.00% per annum on the unadvanced portion of the Convertible Facility. Subject to the terms of the Credit Agreement, the Convertible Facility, including all subsequent advances, will have a term of 36 months from the closing date of the Initial Advance (the "Closing Date") and may be prepaid, subject to certain conditions including the payment of applicable prepayment fees. At any time during the term of the Convertible Facility, Beedie Capital may elect to convert the principal amount of the Initial Advance into Shares at a conversion price per Share equal to the lesser of C$1.22 and a 44% premium to the Offering Price (based on the exchange rate as at the Closing Date), subject to the terms of the Credit Agreement. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries. For further information on the terms of the Convertible Facility, see the Company's press release dated July 28, 2022. The Credit Agreement will be filed on SEDAR and EDGAR.

The Offering

The Offering was completed through a syndicate of underwriters co-led by Raymond James Ltd. as sole bookrunner, Cormark Securities Inc., as co-lead underwriter, PI Financial Corp. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters"). The Underwriters received a cash commission equal to 4.0% of the gross proceeds of the Offering (other than from the issue and sale of the Shares to Beedie Capital, for which a 2.0% cash commission was paid).

Offering and Convertible Facility Use of Proceeds:

  15,000 meters of shallow reverse circulation and Sonic drilling primarily through backfill and historic stockpiles, designed to bring further heap leachable resources into future potential mine plans;
  Site surveys and studies, including geotechnical, metallurgical, water well and condemnation drilling to support permitting and the preparation of the Mining Plan of Operations
  Working capital and general corporate purposes.

The Company filed a preliminary prospectus supplement on July 28, 2022 (the "Preliminary Supplement") to its short form base shelf prospectus dated August 21, 2020 (the "Base Shelf Prospectus"). The Company filed a final prospectus supplement (the "Final Supplement" and, together with the Preliminary Supplement, the "Supplements") to its Base Shelf Prospectus on July 29, 2022. The Supplements were filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec. The Supplements were also filed with the United States Securities and Exchange Commission ("SEC") as part of the Company's Registration Statement on Form F-10 (File No. 333-242483) (the "Registration Statement") in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Before you invest, you should read the Registration Statement, the Supplements and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the SEDAR website at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you the Supplements or you may request it from Integra at 1050-400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, telephone (604) 416-0576

The Shares that may be issued upon conversion of the Initial Advance have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold in the United States, or to or for the account or benefit of, persons in the United States or U.S. Persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the terms, timing and completion of the Offering and the anticipated use of proceeds from the Offering. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; financing risks; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.